Exhibit 99.1

Media Release

NOT FOR IMMEDIATE RELEASE

IMV Inc. Names Michael P. Bailey Chairman of The Board

Dartmouth, Nova Scotia and Cambridge, Mass. – April 22, 2022 -- IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or “the Company”), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and hematologic cancers, today announced that its Board of Directors has elected Michael P. Bailey, President and Chief Executive Officer of AVEO Oncology, to Chairman of the Board, effective May 1, 2022. Mr. Bailey has served on the IMV Board of Directors since 2020 and chairs the governance committee, as well as serving as a member of the audit and clinical governance committees.

“Michael has brought a connectivity in biotech and a depth of expertise in clinical strategy, business development and commercialization to the IMV Board. We are excited to leverage his knowledge and experience as we transition into late-stage clinical development and renew our focus on Business Development opportunities for our DPX platform,” said Andrew Hall, Chief Executive Officer of IMV. “The Board and I would like to express our thanks to Andy who has served as Board Chairman since 2016 and has made important contributions in IMV’s development. He will work closely with Michael in an orderly transition of the Board Chairman’s responsibilities.”

Mr. Bailey has more than 30 years of pharmaceutical industry experience, having been instrumental in the commercial planning and launch of several new medicines across multiple oncology indications. Most recently, he played a critical role in the approval of AVEO’s lead compound, FOTIVDA® (tivozanib), a treatment targeting relapsed and refractory advanced renal cell carcinoma for patients who have failed at least two prior therapies. He joined AVEO as Chief Commercial Officer in 2010; then served as Chief Business Officer from 2013 until his appointment as CEO and member of their Board in 2015. Prior to joining AVEO, Mr. Bailey served as Chief Commercial Officer and Senior Vice President of Business Development at Synta Pharmaceuticals. Previously, he led ImClone Systems’ (now Eli Lilly) worldwide commercial organization. During his tenure at ImClone, he was responsible for all commercial aspects of the planning and launch of ERBITUX® (cetuximab) across multiple oncology indications, as well as new product planning for the ImClone development portfolio, which included CYRAMZA® (ramucirumab) and necitumumab. In addition, Mr. Bailey was a key member of the strategic leadership committees for ImClone and its North American and worldwide partnerships. Prior to joining ImClone, Mr. Bailey managed the cardiovascular development portfolio at Genentech, Inc., and was a key member of their global commercial partnership teams.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX® technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immunity activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date data from such study is available, the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy, IMV Inc.
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267 E: mjoanis@lifescicomms.com